UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                     ------------------------

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                         Amendment No. 1*

                BOSTON CELTICS LIMITED PARTNERSHIP
   (formerly known as "Boston Celtics Limited Partnership II")
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                         (Name of Issuer)

                    Limited Partnership Units
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                  (Title of Class of Securities)

                            100576107
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                          (CUSIP number)

                    David Rhodin Murphey, III
                       4507 Bayshore Blvd.
                         Tampa, FL 33611
                          (813) 831-8012
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          (Name, address and telephone number of person
        authorized to receive notices and communications)

                          June 30, 1998
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     (Date of event which requires filing of this statement)


     If  the  filing  person  has previously filed a statement on
Schedule  13G  to  report the acquisition which is the subject of this  Schedule  13D,  and is filing this schedule because of Rule
13D-1(b)(3) or (4), check the following box [   ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 100576107              13D/A          Page 2 of 8 Pages



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     DAVID RHODIN MURPHEY, III                 SS No. ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (A) [    ]
                                                       (B) [    ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS: PF AND AF


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5    CHECK  BOX  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO
     ITEM 2(d) OR 2(e)                                     [    ]

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6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:  UNITED  STATES OF
     AMERICA

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   NUMBER OF   7           SOLE VOTING POWER: 525,400
      SHARES   --------------------------------------------------
BENEFICIALLY   8           SHARED VOTING POWER: 0
    OWNED BY   --------------------------------------------------
        EACH   9           SOLE DISPOSITIVE POWER: 525,400
   REPORTING   --------------------------------------------------
 PERSON WITH   10         SHARED DISPOSITIVE POWER: 0
               --------------------------------------------------


11   AGGREGATE   AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON: 326,100

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12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES  [    ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.4328%

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14   TYPE OF REPORTING PERSON: IN

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
CUSIP No. 100576107              13D/A          Page 3 of 8 Pages



     This amends and restates the Schedule 13D filed by David Rhodin Murphey, III with the Securities and Exchange Commission on May 22, 1989. This amendment is filed to reflect the purchase of additional equity securities and the effect of the reorganization (the "Reorganization") of Boston Celtics Limited Partnership ("BCLP"). The Reorganization, which was consummated on June 30, 1998, is described in a Registration Statement on Form S-4 (the "Registration Statement") of BCLP, Boston Celtics Limited Partnership II and Castle Creek Partners, L.P. ("Castle Creek") (File No. 333-50367), as amended.

ITEM 1.  SECURITY AND ISSUER

     (a)  Class   of   Equity:   Certificates   Evidencing  Units
          Representing    Assignments   of   Beneficial   Limited
          Partnership Interest in Issuer

     (b)  Issuer:  Boston Celtics Limited Partnership (a Delaware
          Limited Partnership)

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name: David Rhodin Murphey, III

     (b)  Residence:     Number 401
                         5020 Bayshore Blvd.
                         Tampa, Florida 33611

     (c)  Present Principal Occupation:

          President of investment firm
          Murphey Capital, Inc. (the "Corporation")
          Post Office Box 18065
          Tampa, Florida 33679-8065

     (d)  Criminal Conviction: No

     (e)  Judgment: No

     (f)  Citizenship: United States of America

Item 2(b) of this Schedule 13D is hereby amended to read as follows:

     (b)  Residence: 4507 Bayshore Blvd.
                     Tampa, Florida 33611

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The personal funds of the Reporting Person were used to purchase those Securities owned by the Reporting Person.

     The working capital of the Corporation and the Plans (as defined hereafter in response to Item 5(a)(ii)) were used to purchase the Securities owned by the Corporation and the Plans, respectively.

CUSIP No. 100576107              13D/A          Page 4 of 8 Pages

     Working capital of the Corporation in the amount of $128,850 was used for the May 10, 1989 Brokers' street name acquisition of the 9,500 units of the Securities that gave the Reporting Person beneficial ownership of more than 5% of the Securities.

     The total investment in Securities by the Reporting Person, the Corporation and the Plans is $3,994,725.

Item  3  of  this  Schedule  13D  is hereby amended by adding the
information   set  forth  below  to  the  information  previously
disclosed therein:

          The  total  investment in the Units (as defined in Item
     5(a)(i)) beneficially owned by the Reporting Person is approximately $7,946,733.

          Personal funds of the Reporting Person were used to purchase the Units owned by the Reporting Person. Personal funds of the Reporting Person's spouse were used to purchase those units owned by the Reporting Person's spouse. The working capital of the Corporations, the Plans and the Foundations (as defined in Item 5(a)(ii) below) were used to purchase the Units owned by the Corporations, the Plans and the Foundations, respectively.

ITEM 4: PURPOSE OF TRANSACTION

     (a)  The  Reporting  Person affected the acquisition for the
          purpose   of  investment  on  behalf  of  himself,  the
          Corporation, and the Plans as listed in Item 5(a)(ii).

     (b) The Reporting Person has no plans or proposals which relate to or would result in any of the matters listed in Item 4(a) through (f) inclusive.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

     (a)  (i)  Aggregate Number of Securities: 326,100

          (ii) Nature of Beneficial Ownership:

               - 232,100 are owned by Murphey Capital, Inc. (222,600 registered are to the Corporation. 5,000 are in street name at Merrill Lynch for Corporation. 4,500 are in street name at Smith Barney for corporation. (The Reporting Person controls the Corporation.)

               - 80,000 are owned by and registered to the Reporting Person.

               - 3,000 are held by Smith Barney as trustee under Simplified Employee Plan for spouse of Reporting Person.

               - 11,000 are held by Smith Barney as trustee under Simplified Employee Plan for spouse of Reporting Person (collectively the two plans of which Smith Barney is trustee are referred to herein as the "Plans").

CUSIP No. 100576107              13D/A          Page 5 of 8 Pages

     (b) The Reporting Person can vote or direct the vote, and can dispose of or direct the disposition of all 326,100 units.

     (c)  In  the  last  60 days (i.e., on May 10, 1989), Murphey
          Capital, Inc. acquired the unit shares held in the brokers' street names.

     (d)  No  person  other  than the owners named in response to
          Item 5(a) is entitled to receive dividends or proceeds from a sale.

     (e) The Reporting Person continues to beneficially own more than five percent of the Securities.

Item 5 of this Schedule 13D is hereby amended to read as follows:

     (a)(i) Aggregate number of securities: 525,400 Units representing assignments of beneficial limited partnership interests in the Issuer (hereafter the "Units").

     (a)(ii)   Nature of Beneficial Ownership.

          - 168,000 Units are owned by the Reporting Person and held in street name by Merrill Lynch Pierce
               Fenner & Smith, Incorporated ("Merrill Lynch").

          - 117,000 Units are owned by Murphey Capital, Inc., a corporation controlled by the Reporting Person and held in street name by Merrill Lynch.1/

          -    126,000  Units  are  owned  by E-Wise Investments,
               Inc.,  a  corporation  controlled by the Reporting
               Person and held in street name by Merrill Lynch.1/

          -    42,200  Units  are owned by the Reporting Person's
               Simplified Employee Pension Plan ("SEP") and held in street name by Merrill Lynch.2/

          - 51,500 Units are owned by Reporting Person's spouse, Ann Lowry Murphey and held in street name by Merrill Lynch.

          - 11,000 Units are owned by Ann Lowry Murphey's SEP and held in street name by Merrill Lynch.2/

          - 200 Units are owned by Ann Lowry Murphey's IRA and held in street name by Merrill Lynch.2/

          -    8,500 Units are owned by The Sumter & Ivilyn Lowry
               Foundation  and  held  in  street  name by Merrill
               Lynch.   The Reporting Person is a trustee of such
               Foundation.3/

          -    1,000  Units  are  owned  by  the  Sumter L. Lowry
               Foundation   and  held  in  street  name  by  such
               Foundation. The Reporting person is a trustee of such Foundation.3/

CUSIP No. 100576107              13D/A          Page 6 of 8 Pages

          _____________________

          1/ The two corporations are collectively referred to as the "Corporations."

          2/   The  IRA  and  the   two  SEP's  are  collectively
               referred to as the "Plans."

          3/ The two Foundations are collectively referred to as the "Foundations."

     (b) The Reporting Person can vote or direct the vote, and can dispose of or direct the disposition of all 525,400
          Units.

     (c) No additional Units have been acquired in the last sixty (60) days. The following schedule summarizes the transactions in the Units since the most recent filing of Schedule 13D (May 22, 1989).

                                                                  Average            How
                                                                  Per Unit       Transaction
 Purchaser                 Purchase Date         No. of Units      Price           Effected
-----------------------------------------------------------------------------------------------------------
 Reporting Person            02/15/92 to           56,100        $22.40               NYSE
                             10/16/96

 Reporting Person            06/18/98 to           11,000         17.89               NYSE
                             06/25/98

 Reporting Person            06/30/98               4,000         16.69               NYSE

 Reporting Person's          11/89 to              11,000         12.50               NYSE
 SEP                         01/91

 Reporting Person's          09/21/93 to           17,200         20.35               NYSE
 SEP                         02/15/96

 Reporting Person's          06/98                  3,000         17.50               NYSE
 SEP

 Ann Lowry                   11/92 to              10,100         18.37               NYSE
 Murphey                     11/93

 Ann Lowry                   06/92                    200         18.50               NYSE
 Murphey's IRA

 Ann Lowry                   11/93 to               8,000         19.73               NYSE
 Murphey's SEP               02/96

 E-Wise                      12/20/93 to           39,700         20.93               NYSE
 Investments, Inc.           12/12/97
/TABLE

CUSIP No. 100576107              13D/A          Page 7 of 8 Pages

                                                                  Average           How
                                                                  Per Unit       Transaction
 Purchaser                 Purchase Date         No. of Units      Price          Effected
-----------------------------------------------------------------------------------------------------------

 E-Wise                      06/17/98               5,000        $19.17               NYSE
 Investments, Inc.

 Murphey Capital, Inc.       04/19/95 to            6,800         23.25               NYSE
                             02/09/96

 Murphey Capital, Inc.       06/24/98 to            5,000         18.52               NYSE
                             06/25/98

 Sumter L. Lowry             12/23/90               1,000         16.75               NYSE
 Foundation

 Sumter & Ivilyn             12/23/90               8,500         16.75               NYSE
 Lowry Foundation


     (d)  No  person  other  than  the  persons described in Item
          5(a)(ii) is entitled to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Units.

     (e) The Reporting Person continues to beneficially own more than five percent of the outstanding Units.


ITEM 6:  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to Securities of the Issuer, other than having supplied the National Basketball Association, certain personal and business information it requested from the Reporting Person, prior to the May 10, 1989 acquisition of the 9,500 units.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

     There  are  no  exhibits that should be filed in response to
     Item 7.

CUSIP No. 100576107              13D/A          Page 8 of 8 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September 25, 1998

                              /s/ David Rhodin Murphy, III
                              ----------------------------------
                              Name: David Rhodin Murphy, III





SF: 313845v.3